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                              March 8, 2024

       Brandon Robinson
       Chief Executive Officer
       New Horizon Aircraft Ltd.
       3187 Highway 35
       Lindsay, Ontario, K9V 4R1

                                                        Re: New Horizon
Aircraft Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed on February
14, 2024
                                                            File No. 333-277063

       Dear Brandon Robinson:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed February 14, 2024

       Cover Page

   1. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
   2. We note the significant number of redemptions of your Common Shares in connection with your business
combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that most of the shares being registered
for resale were purchased by the selling securityholders for prices
 Brandon Robinson
FirstName  LastNameBrandon  Robinson
New Horizon   Aircraft Ltd.
Comapany
March      NameNew Horizon Aircraft Ltd.
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
         considerably below the current market price of the Common Shares. Highlight, on your cover page, the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.
Forward Purchase Agreement, page 35

3. Please update this section and revise to discuss the risks that the forward purchase agreement may currently pose to other holders. For example, if applicable, discuss in
         MD&A how the forward purchase agreement may impact the cash you have available for other purposes and to execute your business strategy.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Mehana Capital LLC will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Brandon Robinson
New Horizon Aircraft Ltd.
FirstName
March      LastNameBrandon Robinson
       8, 2024
Page 3
Comapany   NameNew Horizon Aircraft Ltd.
March 8, 2024 Page 3                       Office of Manufacturing
FirstName LastName